Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

12 November 2003

[redacted]

03037299

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

03 NOV 12 AM 7:21

By Fax: 1 202 942 9624 **1 page to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Document Description / Date
Results of Extraordinary Meeting
dated 12 November 2003

Yours faithfully

M P WRIGHT
Executive Director

dlw 11/12

Enc:

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

12 November 2003

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

RE: EXTRAORDINARY GENERAL MEETING – 12 NOVEMBER 2003

In relation to the above, we hereby advise that the one ordinary resolution put to the meeting was duly passed.

Yours faithfully

M P WRIGHT
Executive Director